

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 12, 2010

Dr. L.S. Smith
Chief Executive Officer
DGSE Companies, Inc.
11311 Reeder Road
Dallas, Texas 75229

**RE: DGSE Companies, Inc.**
**Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2008**
**Filed February 2, 2010**
**Amendment No. 1 to Form 10-Q for Fiscal Quarters Ended March 31, 2009 and June 30, 2009**
**Filed February 16, 2010**
**File No. 1-11048**

Dear Dr. Smith:

We have reviewed your response letter dated March 2, 2010 and have the following comment. We think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Amendment No. 2 to Form 10-K for the Year Ended December 31, 2008

1. We reviewed your responses to the comments in our letter dated February 19, 2010. Please file the amendments referred to in your response to comment one to include currently dated signatures and certifications. In the amended Form 10-K filing please include an explanatory note and disclose in a note to your financial statements that (i) the goodwill impairment charge and gain on sale of property were reclassified and (ii) earnings per share data presented in the amended filing reflects the reclassifications. The additional disclosure in the notes should include the effects of the reclassifications on each financial statement line item, including the per-share amounts.

As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter on EDGAR.

If you have any questions regarding this comment, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief